FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated July 1, 2025

Item 1

1 July 2025 Santander acquisition of TSB

2 Important information Non - IFRS and alternative performance measures Banco Santander, S . A . (“Santander”) cautions that this presentation may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 , and other non - IFRS measures . The APMs and non - IFRS measures were calculated with information from Grupo Santander ; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors . We use the APMs and non - IFRS measures when planning, monitoring and evaluating our performance . We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods . Nonetheless, the APMs and non - IFRS measures are supplemental information ; their purpose is not to substitute the IFRS measures . Furthermore, companies in our industry and others may calculate or use APMs and non - IFRS measures differently, thus making them less useful for comparison purposes . APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR . For more details on APMs and non - IFRS measures, please see the 2024 Annual Report on Form 20 - F filed with the U . S . Securities and Exchange Commission (the SEC) on 28 February 2025 ( https : //www . santander . com/content/dam/santander - com/en/documentos/informacion - sobre - resultados - semestrales - y - anuales - suministrada - a - la - sec/ 2025 /sec - 2024 - annual - 20 - f - 2024 - en . pdf ), as well as the section “Alternative performance measures” of Banco Santander, S . A . (Santander) Q 1 2025 Financial Report, published on 30 April 2025 ( https : //www . santander . com/en/shareholders - and - investors/financial - and - economic - information#quarterly - results ) . Sustainability information This presentation may contain, in addition to financial information, sustainability - related information, including environmental, social and governance - related metrics, statements, goals, targets, commitments and opinions . Sustainability information is not audited nor, save as expressly indicated under section ‘Auditors’ reviews’ of the 2024 Annual Financial Report, reviewed by an external auditor . Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving . Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties . Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its use is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards . The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law . Forward - looking statements Santander hereby warns that this presentation may contain 'forward - looking statements', as defined by the US Private Securities Litigation Reform Act of 1995 . Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions . They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI . However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward - looking statements . The important factors below (and others mentioned in this presentation), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward - looking statements anticipate, expect, project or assume : • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • climate - related conditions, regulations, targets and weather events;

Important information • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK's exit from the European Union and greater regulation prompted by financial crises; • acquisition integration and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third - parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future ; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third - parties’ businesses related thereto ; Santander’s and third - parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions ; changes in operations or investments under existing or future environmental laws and regulations ; and changes in government regulations and regulatory requirements, including those related to climate - related initiatives . Forward - looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice . Banco Santander is not required to update or revise any forward - looking statements, regardless of new information, future events or otherwise, except as required by applicable law . Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period . Nothing mentioned in this presentation should be taken as a profit and loss forecast . Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities . Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected . Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy . 3

4 Notes: (1) % of 2024A cost base. (2) Estimates based on 2026 Visible Alpha consensus dated 01/072025, fully synergised. See note 1 on slide 16. Cost synergies £400mn+ At least 13% of combined cost base 1 Return on invested capital 20%+ Group EPS accretion 2028 c.4% Price £2.65bn c.5x 2 P/E post synergies CET1 impact 50bps SAN UK RoTE 16% Post integration

5 All - cash acquisition of TSB – Transaction highlights Acquisition of 100% of TSB ▪ £2.65 billion valuation in cash, on closing ▪ 9.8x consensus 2026 earnings, or c.5x post identified cost synergies ▪ 1.45x Q1’25 TNAV Transaction rationale ▪ In - market, low risk transaction with high cost - synergies ▪ Improves our franchise to Top 3 in Personal Current accounts (PCAs) in the UK ▪ Accelerates and enhances our returns in the UK ▪ In line with our capital allocation policy following a disciplined financial assessment Financial impacts ▪ 50bps Group CET1 impact at closing ▪ Return on invested capital of above 20% 2 ▪ EPS accretive from start, reaching c.4% accretion in 2028 ▪ UK RoTE to improve from 11% standalone in 2024 to 16% pro forma in 2028 Expected closing ▪ 1Q 26, subject to regulatory approvals and Sabadell shareholder approval Synergies ▪ Significant synergy potential compounded by One Transformation benefits ▪ At least £400mn pre - tax cost synergies, equivalent to around 13% of the combined cost base, 50% of standalone ▪ £520mn pre - tax restructuring costs 1 , equivalent to 1.3x cost synergies (1) Profits until closing stay with Sabadell (2) Including intangible amortization

6 TSB at a glance UK Retail focused bank ▪ With low - risk retail mortgages High quality deposit franchise ▪ Higher proportion of current accounts Limited scale benefits ▪ Small market shares Elevated cost income ratio ▪ Scope for efficiency gains £34bn Mortgage book >70% % of book with <70% LTV £35bn Customer deposits 1.5% Cost of deposits 2% PCA market share 2% Mortgage market share 12.5% * RoTE 72% Cost income ratio Notes: Reported TSB banking group plc KPIs as of 2024, except RoTE which is 12 months to 1Q25 as per Sabadell 1Q presentation

7 Clear strategic and financial rationale for a high risk - adjusted return asset Strategic Opportunity to gain scale in a core market for Santander Complementary customer base and footprint High execution certainty given Santander’s operational track record Financial Significant cost synergies from operational overlap and One Transformation Enhances our UK franchise returns with RoTE increasing to 16% in 2028 Efficient use of capital and attractive risk - adjusted returns No impact on planned distributions with our at least €10bn share buyback target reiterated 1 Attractive franchise comprising high quality current account deposits and low LTV mortgages (1) See note 2 on slide 16

8 74 62 12 Opportunity to gain scale in a core market for Santander Total assets Mortgages D e p o s its Personal current account deposit balances (£bn) 1 Mortgage market shares Combined UK franchise £255bn £301bn +£46bn Current a c c ounts £165bn £199bn +£34bn £ 1 8 1 b n £ 2 1 6 b n +£35bn £62 bn £74 bn +£12bn Sa n t an der UK C o m bin e d + TSB As of F Y 2024 Peers: Barclays, HSBC , Lloyds, Nationwide, NatWest. (1) Based on public information. 12% 10% T SB Combined SAN UK T SB SAN UK C om bin ed

Confidential

Attractive franchise comprising high quality deposits and prime mortgages

Customer loans[1]

As of 2024


£196bn
£36bn
TSB
Santander UK
Mortgages
Corporates
Unsecured & Others

Primarily mortgages focused with a low-risk retail mortgages book (>70% of the book with <70% LTV)

Customer deposits[1,2]

As of 2024

Cost of deposits


1.5%
2.3%
£176bn
£35bn
TSB
Santander UK
Current accounts
Savings
Business banking deposits
Other

A franchise with high quality deposits with a large current account base

Net Interest Margin

As of 2024


2.7%
2.1%
TSB
Santander UK

Structural hedge avg. yield

TSB	Santander UK
1.7%	2.2%

TSB's higher NIM driven by high quality deposit franchise

Santander

Note:
(1) SAN UK perimeter excluding SCF.
(2) TSB savings including instant access savings deposits and deposit with agreed maturity.

9

Confidential

In-depth analysis provided high degree of visibility into potential cost synergies

- **One single organization focused on Talent retention and minimizing duplicities,** leading to efficiencies in Tech., Ops., Staff, Property
- **Rationalisation of branch network and structure** optimizing overlaps involving properties
- **Discontinue non-mandatory IT until migration** then focus on **decommissioning** TSB Platform, generating efficiencies from IT contracts, external resources and operational contracts

Action plan drives efficiencies


(£ Mn)
Combined costs down 17-20% including SAN UK Transformation
3,291
822
2,469
>200
75
100
100
125
<2,700
SAN UK
TSB
Combined 2024 cost base
SAN UK One Transformation
Investment costs
Headquarter & support funct.
IT
Property and others
Cost base post synergies 2028

Phasing in of synergies

2028

• Contract re-negotiation • Branch optimization • HQ efficiencies	• IT costs • Systems decommissioning • Properties and others	• Full run-rate synergies

Restructuring costs

1.3x Synergies

Santander

10

Confidential

Enhancing the returns from our UK franchise to 16% in 2028

One Transformation benefits compounded by additional scale, despite only considering benefits from cost synergies for TSB integration

RoTE improvement path


11%
+3pp
14%
+2pp
16%
2024
Santander UK Standalone
+
Santander UK Standalone improvement
=
2028
Santander UK Standalone
+
TSB post synergies
=
2028
Combined Post Synergies

Enabled by improved operational opportunity for Santander UK

- Synergy opportunity
- Faster deployment of tech platforms
- Group-wide integration and migration track record

Santander

11

12 We have a proven track record in execution with a strong team ▪ Led the successful integrations of Abbey National, Alliance & Leicester, Bradford & Bingley and Popular. Former COO of Santander UK. Juan Olaizola CEO of Payments Hub. Former COO Santander UK 2005 – 2017 ▪ Strong experience in successful integrations, UK board member, and former Head of Europe at Santander Group. Pedro Castro e Almeida CEO of Santander Portugal and Non - Executive Director of Santander UK ▪ CEO of Santander UK since 2022 and former CEO and Board Member at Yorkshire Building Society. ▪ Previous head of Technology & Operations for Santander in Europe and Spain. Mike Regnier CEO of Santander UK plc ▪ Confidence in TSB integration is underpinned by consistent operational track record and implementation of One Transformation. ▪ Santander is one of the few global banks which builds and operates its own core systems ▪ The integration team will be led by Pedro Castro, Juan Olaizola and Mike Regnier who together have deep expertise in banking integrations, technology migrations and the TSB operations

13 A bolt - on consistent with our capital hierarchy with RoIC above 20% CET1 path 2024 TSB financial metrics 2 2025 S t anda l one Target 2025 P r o f orma CET1 Share buyback post Poland 1 Poland dis posa l 2025 Proforma post Poland 13% + c . 1 0 0 bp s - 50bps 1 3 .5% 13% CET1 impact 5 . 0 % Leverage ratio R W A s £11.25 bn TSB acquisition - c.50bps Note: SBB = Share buyback (1) See note 3 on slide 16. (2) CET1 impact calculated using TNAV as Q1’25 therefore not including TNAV variation until the deal is completed. (3) Reported TSB banking group plc KPI s as of 2024. 15 . 4 % C E T 1

14 Shareholder remuneration targets re - affirmed 1 (1) See notes 2 and 3 on slide 16 x Reiterate at least €10bn in share buybacks for 2025 and 2026 earnings x We have already committed to accelerate the €10bn using 50% of the proceeds of Poland disposal to early 2026 x Still potential to exceed SBB commitment through higher organic capital generation in FY 2026

15 In summary, the acquisition of TSB is another example of the strong execution of our strategy ▪ Significantly improves our franchise in one of our core markets ▪ EPS accretive and RoIC well above additional share buybacks. ▪ Disciplined utilisation of the excess capital generated through the sale of Poland, while retaining flexibility for further distributions or growth Complementary to strategic aims Highly attractive financial impact In line with capital hierarchy 1 2 3

16 Additional notes (1) The information provided by visible alpha cited herein provided “as is” and “as available” without warranty of any kind. Use of any Visible Alpha data is at your own risk and Visible Alpha disclaims any liability for use of the Visible Alpha data. Although the information is obtained or compiled from reliable sources Visible Alpha neither can nor does guarantee or make any representation or warranty, either express or implied, as to the accuracy, validity, sequence, timeliness, completeness or continued availability of any information or data, including third - party content, made available herein. in no event shall Visible Alpha be liable for any decision made or action or inaction taken in reliance on any information or data, including third - party content. Visible Alpha further explicitly disclaims, to the fullest extent permitted by applicable law, any warranty of any kind, whether express or implied, including warranties of merchantability, fitness for a particular purpose and non - infringement. (2) As announced on 5 February 2025, the board intends to allocate €10bn to shareholder remuneration in the form of share buybacks, corresponding to the 2025 and 2026 results, as well as to the expected excess capital. This share buyback target includes: (i) buybacks that are part of the existing shareholder remuneration policy outlined below, and (ii) additional buybacks following the publication of annual results to distribute year - end excesses of CET1 capital. The ordinary remuneration policy for the 2025 results, which the board intends to apply, will remain the same as for the 2024 results, consisting of a total shareholder remuneration of approximately 50% of the Group's reported profit (excluding noncash and non - capital ratios impact items), distributed in approximately equal parts between cash dividends and share buybacks. The execution of the shareholder remuneration policy and share buybacks to distribute the excess CET1 capital is subject to corporate and regulatory approvals. (3) On 5 May 2025 when announcing the agreement for the sale of 49% of Santander Polska, Santander announced that it intended to distribute in early 2026 50% of the capital released from that disposal upon completion, equivalent to approximately €3.2 billion of share buybacks as part of the additional buybacks referred to in the note 2 and subject to approvals as noted there.

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 1, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance